Exhibit 99.8



Stephen Forbes Cooper, LLC on terms set out in the employment agreement. Refer to "Related Documents" at http://www.enron.com/corp/por for all such orders and various disclosure affidavits in connection with the employment and retention of Stephen Forbes Cooper, LLC. All compensation and reimbursement due to Stephen Forbes Cooper, LLC is treated as an Allowed Administrative Expense Claim and is paid in accordance with the employment agreement between the parties rather than pursuant to the Bankruptcy Court order governing compensation and reimbursement of Chapter 11 Professionals.

          On January 30, 2002, the Bankruptcy Court entered a final order retaining WGM as the Debtors' lead bankruptcy counsel effective as of the Initial Petition Date. The Debtors have also retained, among others, the following firms: (a) Togut, Segal & Segal, LLP as cobankruptcy counsel; (b) Skadden, Arps, Slate, Meagher & Flom LLP as special counsel; (c) Andrews & Kurth, L.L.P. as special counsel; (d) LeBoeuf, Lamb, Greene & MacRae L.L.P. as special counsel; (e) Cadwalader, Wickersham & Taft LLP as counsel; (f) Goodin, MacBride, Squeri, Ritchie & Day, LLP as special counsel; (g) Fergus, a Law Firm, and Gary S. Fergus as special regulatory counsel; (h) Susman Godfrey L.L.P. as class action defense counsel; (i) Miller Thomson LLP as special counsel; (j) Kelley Drye & Warren LLP as special regulatory counsel (later converted to ordinary course professional status); (k) PwC US, effective as of August 31, 2002 as financial advisors; (l) FTI Consulting, Inc. as successor-in-interest to the business recovery services practices of PwC US, effective as of December 21, 2002, as financial advisors; (m) Blackstone as financial advisors; (n) Batchelder & Partners, Inc. (n/k/a Relational Advisors LLC) as financial advisors; (o) Venable Baetjer & Howard as special counsel; and (p) Arnold & Porter as special counsel. In addition, as of December 12, 2003, the Debtors have retained approximately 227 ordinary course professionals. The Debtors have filed a motion seeking approval to retain Nathan Associates Inc. as economic and damages consultants, and the hearing to consider the motion is scheduled for December 22, 2003.

          The Debtors are also responsible for paying the fees of certain other professionals who represent various of the Debtors' employees who are witnesses in various governmental investigations. Several of the Bankruptcy Court orders authorizing the retention of these professionals are currently on appeal.

          Finally, the Debtors retained Wilmer, Cutler & Pickering, as special counsel to the Powers Committee, and to represent the Debtors in the litigation styled Enron Power Marketing v. FERC, U.S. Supreme Court, Docket No. 00-809.

     10.  Reconstitution of the Board of Directors

          As of the Initial Petition Date, the Board was comprised of Robert A. Belfer, Norman P. Blake, Jr., Ronnie C. Chan, John H. Duncan, Wendy L. Gramm, Robert K. Jaedicke, Kenneth L. Lay, Charles A. LeMaistre, John Mendelsohn, Paulo
V. Ferraz Pereira, William Powers, Jr., Frank Savage, Raymond S. Troubh, John Wakeham, and Herbert S. Winokur, Jr. Thereafter, effective February 4, 2002, Kenneth L. Lay resigned from the Board, and on February 12, 2002, the Board (a) approved a reduction in the number of Board members to nine, effective on March 14, 2002, and (b) approved the resignation of six members--Messrs. Chan, Duncan, Jaedicke, LeMaistre, Ferraz Pereira, and Wakeham, also effective March 14, 2002. On February 14, 2002, Mr. Powers resigned from the Board. On March 14, 2002 the Board


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reaffirmed the foregoing actions. On March 21, 2002, Mr. Blake was elected as interim chairman of the Board.

          In February 2002, the Board stated its objective to reconstitute the Board in an orderly manner to a board composed of a majority of new independent directors. In furtherance of this objective, in February 2002, the Board established a protocol with the Creditors' Committee to provide for the Creditors' Committee to review and interview candidates for Board membership prior to election of any candidates by the Board. Subsequently, the Board engaged in an extensive process to identify and consider highly qualified candidates as prospective members of the Board representing a range of talents, expertise and experience to benefit ENE. The Board's process included input from a number of sources, including the Creditors' Committee.

          On May 30, 2002, the Board elected two new independent directors, John
W. Ballantine and Corbin A. McNeill, Jr. On the same day, the Board agreed to accept the resignations of Messrs. Savage and Mendelsohn. On June 6, 2002, the Board announced additional steps in furthering the planned transition of the membership of the Board to one composed of a majority of new, independent directors and, preferably, composed entirely of new independent directors. On such date, the Board recognized that the four remaining long-standing directors--Messrs. Belfer, Blake, and Winokur, and Dr. Gramm--had submitted their resignations as directors, to be effective at the close of business on the same day. The Board also elected Mr. Troubh as interim Chairman of the Board on such date and expressed support for the election of three additional directors under consideration for election. The Board also acted to modify the number of director seats comprising the Board to a variable number to be determined by the maximum number of seats that would allow a quorum to be filled by the attendance of all elected directors, so long as the total number of director seats is nine or fewer total seats. On July 25, 2002, the Board elected another new, independent director, Ron W. Haddock, resulting in a board comprised of four directors. On such date, the Board also acted to define the number of director seats comprising the Board to five seats.

     11.  Creation of Internal Committees for Review and Oversight

          a. Cash Management Committee. The Cash Management Committee consists of (i) its chairperson, the Managing Director of Corporate Services of ENE, (ii) a Managing Director and Deputy Treasurer of ENE, (iii) the Managing Director of RAC, (iv) a representative of the ENE Accounting Department, (v) a representative of the ENE Tax Department, (vi) a representative of the ENE Legal Department, and (vii) a representative of Kroll Zolfo Cooper. Representatives of the ENA Examiner, the ENA Accounting Department, and Ernst & Young (financial advisors to the Creditors' Committee) also attend all Cash Management Committee meetings.

          All postpetition disbursements require Cash Management Committee approval. Transactions not in the ordinary course of business and in excess of $500,000 require the approval of the BTRC as well.

          b. Bankruptcy Transaction Review Committee. The BTRC was formed in January 2002 to provide a means for all non-ordinary course transactions, e.g., divestitures,


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